AVG Reports Second Quarter 2014 Financial Results

Subscription revenue increases 12%; Non-GAAP diluted EPS is $0.47; Net cash flow from operating activities is $22.3 million.

AMSTERDAM and SAN FRANCISCO, July 30, 2014 /PRNewswire/ -- AVG Technologies N.V. (NYSE: AVG), the online security company with 182 million active users and 85 million mobile users, today reported results for the second quarter ended June 30, 2014.

Total revenue for the second quarter of 2014 was $88.0 million. Subscription revenue increased 12% over the same period one year ago to $68.2 million. Platform-derived revenue decreased 50% over the same period one year ago to $19.8 million as a result of changes to the search business that were communicated over the past several quarters.

Non-GAAP adjusted net income for the second quarter of 2014 was $24.7 million, or $0.47 per diluted ordinary share.1

GAAP net income for the second quarter of 2014 was $13.7 million, or $0.26 per diluted ordinary share.

Non-GAAP free cash flow was $19.1 million and net cash flow from operating activities was $22.3 million for the second quarter of 2014. The Company closed the second quarter with cash of $45.1 million and no debt.

"I am pleased with our continued execution against our long term strategy toward becoming the online security company," commented Gary Kovacs, CEO of AVG. "We remain focused on the roll out of the AVG Zen platform, developing new applications to better serve customers, and building industry leading partnerships across mobile ecosystem players and consumer electronic OEMs. Our mobile user count continued to grow, reaching 85 million at the end of the quarter. I am particularly proud of the work we have done to strengthen our partnership with Yahoo! as this relationship is a strategic priority. These types of partnerships are key to driving further progress in the second half of 2014 and to delivering growth in 2015 and beyond," concluded Kovacs.

Financial Outlook

Based on information available as of July 30, 2014, AVG is updating its outlook for fiscal year 2014 as follows:

  Revenue is expected to be at the low end of the original range of $365 million to $405 million.
  Non-GAAP diluted EPS is expected to be in the middle of the range of $1.80 to $2.10.
  GAAP diluted EPS is expected to be in the middle of the range of $1.00 to $1.30.

Non-GAAP diluted EPS excludes share-based compensation expense, acquisition amortization, rationalization and other charges, and an adjustment to normalize to a tax rate of 12.5%. Non-GAAP diluted EPS and diluted EPS are based on an estimate of approximately 53.5 million weighted-average diluted ordinary shares outstanding during 2014.

Conference Call Information

AVG will hold its quarterly conference call today at 23:00 CET/5:00 p.m. ET/2:00 p.m. PT to discuss its second quarter 2014 financial results, business highlights and outlook. The conference call may be accessed via webcast at http://investors.avg.com or by calling (888) 438-5519 (U.S. and Canada) or +1 (719) 325-2215 (International).

A replay of the webcast can be accessed via http://investors.avg.com. Additionally, an audio replay of the conference call will be available by calling (888) 203-1112 (U.S. and Canada) or +1 (719) 457-0820 (International) and entering passcode: 2290282#

Use of Non-GAAP Financial Information

This press release contains supplemental non-GAAP financial measures that are not calculated in accordance with U.S. GAAP. These non-GAAP measures provide additional information on the performance or liquidity of our business and so we believe are useful for investors.

Adjusted net income, free cash flow and their related ratios are non-GAAP measures and should not be considered alternatives to the applicable U.S. GAAP measures. In particular, adjusted net income and free cash flow, and their related ratios, should not be considered as measurements of our financial performance or liquidity under U.S. GAAP, as alternatives to income, operating income or any other performance measures derived in accordance with U.S. GAAP or as alternatives to cash flow from operating activities as a measure of our liquidity.

Adjusted net income and free cash flow are measures of financial performance and liquidity, respectively, and have limitations as analytical tools, and should not be considered in isolation from, or as substitutes for, analysis of our results of operations, including our operating income and cash flows, as reported under U.S. GAAP. We provide these non-GAAP financial measures because we believe that such measures provide important supplemental information to management and investors about the Company's core operating results and liquidity, primarily because the non-GAAP financial measures exclude certain expenses and other amounts that management does not consider to be indicative of the Company's core operating results or business outlook or liquidity. Management uses these non-GAAP financial measures, in addition to the corresponding U.S. GAAP financial measures, in evaluating the Company's operating performance, in planning and forecasting future periods, in making decisions regarding business operations and allocation of resources, and in comparing the Company's performance against its historical performance. Some of the limitations of adjusted net income and free cash flow and their related ratios as measures are:

  they do not reflect our cash expenditure or future requirements for capital expenditure or contractual commitments, nor do they reflect the actual cash contributions received from customers;
  they do not reflect changes in, or cash requirements for, our working capital needs;
  although amortization and share-based compensation are non-cash charges, the assets being amortized will often have to be replaced in the future and such measures do not reflect any cash requirements for such replacements; and
  other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures

Because of these limitations, investors should rely on AVG's consolidated financial statements prepared in accordance with U.S. GAAP and treat the Company's non-GAAP financial measures as supplemental information only.

For a reconciliation of these non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with U.S. GAAP, please see "Reconciliation of GAAP to non-GAAP financial measures". All non-GAAP financial measures should be read in conjunction with the comparable information presented in accordance with U.S. GAAP.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including those relating to an expected range of revenue, diluted EPS, and non-GAAP diluted EPS for fiscal year 2014, as well as those relating to the future prospects of AVG. Words such as "expects," "expectation," "intends," "assumes," "believes" and "estimates," variations of such words and similar expressions are also intended to identify forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated herein. Factors that could cause or contribute to such differences include but are not limited to: changes in international and national tax regulations and related proposals; changes in the Company's growth strategies; changes in the Company's future prospects, business development, results of operations and financial condition; changes to the online and computer threat environment and the endpoint security industry; competition from local and international companies, new entrants in the market and changes to the competitive landscape; the adoption of new, or changes to existing, laws and regulations; flaws in the assumptions underlying the calculation of the Company's key metrics, including the number of the Company's active users and mobile users, revenue per average active user; the potential effects of changes in the applicable search guidelines of our search partners, including the Company's and its competitors' responses to these changes; the termination of or changes to the Company's relationships with its partners, including Google, Yahoo! and other third parties; changes in the Company's and its partners' responses to privacy concerns; the ability for the Company to successfully diversify its portfolio of search partners; the Company's plans to launch new products and online services and monetize its full user base; the performance of new products, such as AVG Zen; the Company's ability to attract and retain active and subscription users; the Company's ability to retain key personnel and attract new talent; the Company's ability to adequately protect its intellectual property; flaws in the Company's internal controls or IT systems; the Company's geographic expansion plans; the anticipated costs and benefits of the Company's acquisitions; the outcome of ongoing or any future litigation or arbitration, including litigation or arbitration relating to intellectual property rights; the Company's legal and regulatory compliance efforts; and worldwide economic conditions and their impact on demand for the Company's products and services. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements.

Further information on these factors and other risks that may affect the Company's business is included in filings AVG makes with the U.S. Securities and Exchange Commission (SEC) from time to time, including its Annual Report on Form 20-F, particularly under the heading "Risk Factors".

The financial information contained in this press release should be read in conjunction with the consolidated financial statements and notes thereto to be included in the Company's reports on Form 6-K and Form 20-F. The Company's results of operations for the second quarter, ended June 30, 2014 are not necessarily indicative of the Company's operating results for any future periods.

These documents are available online from the SEC or in the Investor Relations section of the Company's website at http://investors.avg.com. Information on the AVG website is not part of this release. All forward-looking statements in this press release are based on information currently available to the Company, and AVG assumes no obligation to update these forward-looking statements in light of new information or future events.

About AVG

AVG is the online security company providing leading software and services to secure devices, data and people. AVG has 182 million active users as of June 30, 2014, using AVG's products and services including Internet security, performance optimization, and personal privacy and identity protection. By choosing AVG's products, users become part of a trusted global community that engages directly with AVG to provide feedback and offer mutual support to other customers.

All trademarks are the property of their respective owners.

1 Non-GAAP results for the second quarter of 2014 exclude $3.1 million in share based compensation expense, $4.3 million in acquisition amortization and $0.7 million in restructuring, legal and other charges, together with a $2.8 million adjustment to normalize to a tax rate of 12.5%, as described in the Reconciliation of GAAP measures to non-GAAP measures.

AVG Technologies N.V.
Unaudited condensed consolidated balance sheets
(in thousands of U.S. dollars)

	December 31,	June 30,
	2013	2014
ASSETS
Current assets:
Cash and cash equivalents	$42,349	$45,097
Restricted cash	4,654	5,300
Trade accounts receivable, net	26,160	21,927
Inventories	1,017	723
Deferred income taxes	25,058	24,599
Prepaid expenses	5,927	7,246
Other current assets	5,416	3,102
Total current assets	110,581	107,994
Property and equipment, net	15,294	14,162
Deferred income taxes	33,820	27,222
Intangible assets, net	59,577	50,661
Goodwill	84,843	84,887
Investment	160	160
Other assets	2,507	1,553
Total assets	$306,782	$286,639

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$11,356	$6,048
Accrued compensation and benefits	18,245	12,793
Accrued expenses and other current liabilities	31,569	32,246
Income taxes payable	4,680	5,479
Deferred tax liabilities	163	334
Deferred revenue	164,136	163,933
Total current liabilities	230,149	220,833
Long-term debt	30,000	-
Deferred revenue, less current portion	33,050	32,127
Deferred tax liabilities	342	-
Other non-current liabilities	4,075	3,482
Total liabilities	297,616	256,442

Ordinary shares	727	727
Distributions in excess of capital	(128,809)	(125,253)
Treasury shares	(33,179)	(46,816)
Accumulated other comprehensive loss	(8,343)	(8,859)
Retained earnings	178,770	210,398
Total shareholders' equity	9,166	30,197
Total liabilities and shareholders' equity	$306,782	$286,639

AVG Technologies N.V.
Unaudited condensed consolidated statements of comprehensive income
(in thousands of U.S. dollars, except for share data and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2014	2013	2014
Revenue:
Subscription	$61,000	$68,225	$117,579	$135,515
Platform-derived	39,381	19,784	87,528	46,040
Total revenue	100,381	88,009	205,107	181,555
Cost of revenue:
Subscription	(6,220)	(8,934)	(13,649)	(17,045)
Platform-derived	(9,537)	(3,535)	(16,214)	(8,936)
Total cost of revenue	(15,757)	(12,469)	(29,863)	(25,981)
Gross profit	84,624	75,540	175,244	155,574
Operating expenses:
Research and development	(14,145)	(15,823)	(28,791)	(32,270)
Sales and marketing	(23,147)	(22,550)	(46,566)	(45,032)
General and administrative	(15,516)	(16,757)	(35,773)	(33,133)
Total operating expenses	(52,808)	(55,130)	(111,130)	(110,435)
Operating income	31,816	20,410	64,114	45,139
Other expense, net	(4,512)	(392)	(6,598)	(449)
Income before income taxes and loss from investment in equity affiliate	27,304	20,018	57,516	44,690
Income tax provision	(5,614)	(6,333)	(11,384)	(13,062)
Net income	$21,690	$13,685	$46,132	$31,628
Comprehensive income	$22,999	$13,873	$46,060	$31,112

Earnings per share:
Net income	$21,690	$13,685	$46,132	$31,628
Net income available to ordinary shareholders - basic	$21,690	$13,685	$46,132	$31,628
Net income available to ordinary shareholders - diluted	$21,690	$13,685	$46,132	$31,628
Earnings per ordinary share – basic	$0.40	$0.26	$0.85	$0.60
Earnings per ordinary share – diluted	$0.39	$0.26	$0.84	$0.60
Weighted-average shares outstanding – basic	54,487,750	52,407,636	54,257,788	52,777,085
Weighted-average shares outstanding – diluted	54,949,534	52,744,420	54,788,767	53,112,758

AVG Technologies N.V.
Unaudited condensed consolidated statements of cash flows
(in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2014	2013	2014
OPERATING ACTIVITIES:
Net income	$21,690	$13,685	$46,132	$31,628
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	5,362	7,973	10,461	15,726
Share-based compensation	1,593	3,123	5,226	5,935
Deferred income taxes	(1,234)	2,389	566	7,009
Change in the fair value of contingent consideration liabilities	172	92	987	183
Amortization of financing costs and loan discount	2,856	64	3,845	126
Loss (gain) on sale of property and equipment	(41)	(50)	(76)	(39)
Net change in assets and liabilities, excluding effects of acquisitions and deferred revenue	13,048	(4,188)	10,402	(4,664)
Net change in deferred revenue	716	(795)	9,886	(899)
Net cash provided by operating activities	44,162	22,293	87,429	55,005
INVESTING ACTIVITIES:
Purchase of property and equipment and intangible assets	(4,083)	(3,195)	(7,821)	(5,912)
Proceeds from sale of property and equipment	75	57	128	218
Cash payments for acquisitions, net of cash acquired	(23,330)	-	(26,195)	-
Proceeds from sale of investment	9,750	-	9,750	-
Decrease (increase) in restricted cash	(3,775)	1,704	(4,587)	175
Net cash used in investing activities	(21,363)	(1,434)	(28,725)	(5,519)
FINANCING ACTIVITIES:
Payment of contingent consideration	(50)	-	(225)	-
Proceeds of credit agreement	75,000	-	75,000	-
Debt issuance costs	(774)	-	(774)	-
Repayments of principal on current credit agreement	(8,333)	(5,000)	(8,333)	(30,000)
Repayments of principal on former credit facility	(77,807)	-	(100,863)	-
Proceeds from exercise of share options	1,709	1,145	1,908	1,858
Repurchases of share rights and options from employees	(6)	-	(2,906)	(1,460)
Repurchase of own shares	(1,509)	(8,175)	(1,509)	(16,422)
Net cash used in financing activities	(11,770)	(12,030)	(37,702)	(46,024)
Effect of exchange rate fluctuations on cash and cash equivalents	(102)	(99)	(1,180)	(714)
Change in cash and cash equivalents	10,927	8,730	19,822	2,748
Beginning cash and cash equivalents	60,785	36,367	51,890	42,349
Ending cash and cash equivalents	$71,712	$45,097	$71,712	$45,097

Income taxes paid	$(2,889)	$(3,071)	$(4,659)	$(5,345)
Interest paid	$(655)	$(102)	$(2,690)	$(381)

AVG Technologies N.V.
Reconciliation of GAAP measures to non-GAAP measures
(in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2014	2013	2014
Gross profit	$84,624	$75,540	$175,244	$155,574
Add back:
- Share-based compensation	27	11	25	14
- Acquisition amortization(1)	1,352	2,737	2,615	5,394
- Other adjustments(2)	-	-	(7)	-
Non-GAAP adjusted gross profit	$86,003	$78,288	$177,877	$160,982
Revenue	100,381	88,009	205,107	181,555
Non-GAAP adjusted gross profit margin	86%	89%	87%	89%

Operating expenses	$(52,808)	$(55,130)	$(111,130)	$(110,435)
Less:
- Share-based compensation	1,566	3,112	5,201	5,921
- Acquisition amortization(1)	973	1,606	1,993	3,212
- Other adjustments(2)	338	747	1,208	3,314
Non-GAAP adjusted operating expenses	$(49,931)	$(49,665)	$(102,728)	$(97,988)

Operating income	$31,816	$20,410	$64,114	$45,139
Add back:
- Share-based compensation	1,593	3,123	5,226	5,935
- Acquisition amortization(1)	2,325	4,343	4,608	8,606
- Other adjustments(2)	338	747	1,201	3,314
Non-GAAP adjusted operating income	$36,072	$28,623	$75,149	$62,994
Revenue	100,381	88,009	205,107	181,555
Non-GAAP adjusted operating income margin	36%	33%	37%	35%

Other expense, net	$(4,512)	$(392)	$(6,598)	$(449)
Less:
- Other adjustments(2)	2,643	-	2,643	-
Non-GAAP adjusted other expense, net	$(1,869)	$(392)	$(3,955)	$(449)

AVG Technologies N.V.
Reconciliation of GAAP measures to non-GAAP measures
(in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2014	2013	2014
Net income	$21,690	$13,685	$46,132	$31,628
Add back:
- Share-based compensation	1,593	3,123	5,226	5,935
- Acquisition amortization(1)	2,325	4,343	4,608	8,606
- Other adjustments(2)	2,981	747	3,844	3,314
- Provision (Benefit) for income taxes	5,614	6,333	11,384	13,062
Non-GAAP adjusted profit before taxes	$34,203	$28,231	$71,194	$62,545
Less: Estimated provision for income taxes(3)	(4,788)	(3,529)	(9,967)	(7,818)
Non-GAAP adjusted net income	29,415	24,702	61,227	54,727

Weighted-average shares outstanding - diluted (in thousands)	54,950	52,744	54,789	53,113
Non-GAAP adjusted net income	29,415	24,702	61,227	54,727
Non-GAAP diluted EPS	$0.54	$0.47	$1.12	$1.03

			December 31,	June 30,
			2013	2014
Cash and cash equivalents			$42,349	$45,097
Long-term debt			(30,000)	-
Net cash			$12,349	$45,097

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2014	2013	2014
Net cash provided by operating activities	$44,162	$22,293	$87,429	$55,005
Less: Payments for property and equipment and intangible assets	(4,083)	(3,195)	(7,821)	(5,912)
Free cash flow	$40,079	$19,098	$79,608	$49,093

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2014	2013	2014
Revenue	$100,381	$88,009	$205,107	$181,555
Free cash flow	40,079	19,098	79,608	49,093
Cash conversion	40%	22%	39%	27%

AVG Technologies N.V.
Reconciliation of GAAP measures to non-GAAP measures
(in thousands of U.S. dollars, except for users, active users and revenue per average active user data)
			Twelve months ended
			June 30,
			2013	2014
Total revenue (trailing 12 months)			$395,565	$383,561
Active users at period end (in millions)(4)			155	182
Average active users (in millions)(5)			142	169
Twelve months trailing revenue per average active user			$2.79	$2.27

Share-based compensation
(in thousands of U.S. dollars)
	Three months ended		Six months ended
	June 30,		June 30,
	2013	2014	2013	2014
Cost of revenue	$(27)	$(11)	$(25)	$(14)
Research and development	(180)	(453)	(252)	(796)
Sales and marketing	(798)	(247)	(556)	(507)
General and administrative	(588)	(2,412)	(4,393)	(4,618)
Share-based compensation	$(1,593)	$(3,123)	$(5,226)	$(5,935)

Acquisition amortization
(in thousands of U.S. dollars)
	Three months ended		Six months ended
	June 30,		June 30,
	2013	2014	2013	2014
Cost of revenue	$(1,352)	$(2,737)	$(2,615)	$(5,394)
Research and development	(5)	(175)	(8)	(350)
Sales and marketing	(968)	(1,431)	(1,985)	(2,862)
Acquisition amortization	$(2,325)	$(4,343)	$(4,608)	$(8,606)

Other adjustments
(in thousands of U.S. dollars)
	Three months ended		Six months ended
	June 30,		June 30,
	2013	2014	2013	2014
Cost of revenue	$-	$-	$7	$-
Research and development	(296)	(449)	(435)	(1,270)
Sales and marketing	(32)	(267)	(631)	(382)
General and administrative	(10)	(31)	(142)	(1,662)
Other expenses, net	(2,643)	-	(2,643)	-
Other adjustments	$(2,981)	$(747)	$(3,844)	$(3,314)

(1)	Includes amortization of acquired intangible assets.

(2)

Other adjustments between GAAP and non-GAAP measures in the three and six months ended June 30, 2014 comprise of $0 and $1.4 million respectively in charges associated with litigation settlements, $0.4 and $1.2 million respectively in acquisition related charges primarily relating to the PrivacyChoice integration and $0.3 and $0.7 million respectively in charges associated with the rationalization of the Company's global operations.  Other adjustments between GAAP and non-GAAP measures in the three and six months ended June 30, 2013 comprise of $0.3 million and $0.3 million respectively in acquisition related charges primarily relating to the PrivacyChoice integration, $0 million and $0.9 million respectively in charges associated with the rationalization of the Company's global operations and of $2.6 million of accelerated deferred financing costs due to the full voluntary repayment of the long term debt in the second quarter of 2013.

(3)

Adjusted for impact of normalized tax rate of 12.5% in the three months and six months ended June 30, 2014 and 14% for the 3 and six months ended June 30, 2013. The normalized tax of 12.5% is based on an estimate of our future cash tax rate as well as our recent cash and income statement tax charges.

(4)

Active users are those that (i) have downloaded and installed our free software on a PC and have connected to our server at least twice, including at least once in the preceding 30-day period, (ii) represent a unique mobile device, which has installed one or more of our mobile applications, from which at least one application has contacted our server twice in the preceding 30-day period (with at least 24 hours between the first and second contact), (iii) have a valid subscription license for our software solutions or (iv) represent a unique device using our secure search solution that has made at least one secure search in the preceding 30-day period.

(5)	The number of average active users is calculated as the simple average of active users at the beginning of a period and the end of a period.

CONTACT: Erica Abrams, The Blueshirt Group for AVG, +1 (415) 217-5864, erica@blueshirtgroup.com